UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: October 3, 2014

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VimpelCom appoints Gennady Gazin as new Director

Amsterdam (October 3, 2014) - “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announced today that its Supervisory Board has approved the appointment of Gennady Gazin as a member of the Company’s Supervisory Board in place of Leonid Novoselsky.

Alexey Reznikovich, Chairman of the Board of VimpelCom said: “I am very pleased that Gennady Gazin will be joining the Board of VimpelCom, where his experience and advice will be most welcome. At the same time, my fellow Directors and I would like to express our thanks to Leonid Novoselsky, who has been a member of the Board since 2006. During Leonid’s tenure the Company has grown substantially to become one of the leading telecommunications groups in the world, and we have valued Leonid’s advice and his contribution to the achievement of our ambitions.”

Mr. Gazin currently serves as Vice-Chairman of the Board at Studio Moderna, a multi-channel and direct to consumer retailer in Central & Eastern Europe. From 2007 to 2012 Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey and Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received an MBA from the Wharton School at the University of Pennsylvania (USA), a bachelor’s degree in Electrical Engineering from Cornell University and a master’s degree in Electrical Engineering from Stanford University.

About VimpelCom

VimpelCom, an international telecoms company operating in 16 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe and the Central African Republic. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2014 VimpelCom had 220 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman/Remco Vergeer	Bobby Leach/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)